                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL, 2000

                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F           X      FORM 40-F
                                    -----                  -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                        NO              X
                                    -----                  -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:

Document No. 1                         Notice dated April 5, 2000 of Annual
                                       Meeting of Shareholders of Royal
                                       Caribbean Cruises Ltd. and accompanying
                                       Proxy Statement.


Document No. 2                         Proxy


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ROYAL CARIBBEAN CRUISES LTD.
                                                  -----------------------------
                                                        (Registrant)

Date     April 5, 2000                            By:  /s/ RICHARD J. GLASIER
                                                  -----------------------------
                                                  Richard J. Glasier
                                                  Executive Vice President
                                                  and Chief Financial Officer

                                                                  DOCUMENT NO. 1

                                        ROYAL CARIBBEAN CRUISES LTD.
ROYAL CARIBBEAN [LOGO]                       1050 CARIBBEAN WAY                  CELEBRITY CRUISE [LOGO]
                                            MIAMI, FLORIDA 33132

                             ---------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 18, 2000
                             ---------------------

To the Shareholders of
ROYAL CARIBBEAN CRUISES LTD.

     Notice is hereby given that the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. (the "Company") will be held at 9:00 A.M. on Thursday, May 18, 2000 at the Hyatt Regency, 400 SE 2nd Avenue, Miami, Florida.

     The Annual Meeting will be held for the following purposes:

          1. To elect four Directors to the Company's Board of Directors, each for a term of three years and until their successors have been duly elected and qualified;

          2. To approve an amendment to the Company's Articles of Incorporation;

          3. To approve the Company's 2000 Stock Option Plan;

          4. To approve an amendment to the Company's 1995 Incentive Stock Option Plan; and

          5. To transact such other business as may properly come before the meeting and any adjournment thereof.

     The Board of Directors has fixed the close of business on March 24, 2000 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

     ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, IT IS REQUESTED THAT YOU PROMPTLY FILL IN, SIGN AND RETURN THE ENCLOSED PROXY CARD.

                                            By Order of the Board of Directors

                                            Michael J. Smith,
                                            Secretary

April 5, 2000

                          ROYAL CARIBBEAN CRUISES LTD.
                               1050 CARIBBEAN WAY
                              MIAMI, FLORIDA 33132
                             ---------------------

                                PROXY STATEMENT
                       FOR ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 18, 2000
                             ---------------------

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Royal Caribbean Cruises Ltd. (the "Company") from holders of the Company's common stock, par value $.01 per share, for use at the Annual Meeting of Shareholders to be held on May 18, 2000, and any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting and described in more detail herein.

     All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election of the nominated slate of directors named elsewhere in this Proxy Statement and in favor of proposals 2, 3 and 4. Abstentions are counted as present in determining the existence of a quorum but will not have the effect of votes in opposition to a director or a "no" vote on proposals 3 or
4. However, an abstention will have the same effect as a negative vote for proposal 2.

     Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing and submitting a later-dated proxy. Shareholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

     The Board of Directors has fixed March 24, 2000 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

                               VOTING SECURITIES

     As of March 24, 2000, the Company had outstanding 184,175,778 shares of common stock. Holders of record of the common stock at the close of business on March 24, 2000 are entitled to vote at the Annual Meeting. Each outstanding share is entitled to one vote.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of March 1, 2000 (i) by each person who is known by the Company to own beneficially more than 10% of the outstanding common stock and (ii) by all of the Company's directors and officers as a group.

                                                              NUMBER OF    PERCENTAGE
NAME                                                          SHARES(1)    OWNERSHIP
----                                                          ----------   ----------
A. Wilhelmsen AS(2).........................................  46,329,330      25.2%
Cruise Associates(3)........................................  50,781,900      27.6%
All Directors and Officers(4)...............................  3,129,497        1.7%

-------------------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days of March 1, 2000 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(2) A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(3) Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

(4) Includes (i) 1,549,024 shares of common stock issuable upon exercise of options granted to directors and officers of the Company, (ii) 1,071,412 shares of common stock held by Monument Capital Corporation ("Monument"), a Liberian corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family and (iii) 415,008 shares of common stock issued to a trust for the benefit of Richard D. Fain. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii) and (iii) above. Does not include shares held by A. Wilhelmsen AS or Cruise Associates.

                             SHAREHOLDERS AGREEMENT

     A. Wilhelmsen AS ("Wilhelmsen") and Cruise Associates are parties to a Shareholders Agreement dated as of February 1, 1993 as amended (the "Shareholder Agreement") and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company's voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company's chief executive officer. In connection with the Company's acquisition of Celebrity Cruise Lines Inc. ("Celebrity"), Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephan and William K. Reilly as directors of the Company.

     Of the persons nominated for election as directors at the 2000 Annual Meeting, Wilhelmsen has nominated Kaspar K. Kielland, Cruise Associates has nominated Bernard W. Aronson and Archinav Holdings, Ltd. has nominated John D. Chandris. Of the directors continuing in office, Wilhelmsen nominated Tor Arneberg, Jannik Lindbaek and Arne Wilhelmsen, and Cruise Associates nominated Laura Laviada, Eyal Ofer and Thomas J. Pritzker.

                       PROPOSAL 1: ELECTION OF DIRECTORS

                        DIRECTORS STANDING FOR ELECTION

     The Board of Directors is currently divided into three classes. The current term of office of directors in Class I expires at the 2000 Annual Meeting. The Board of Directors proposes that the nominees described below, all of whom are currently serving as Class I directors, be elected for a new term of three years and until their successors are duly elected and qualified.

     Each of the nominees has consented to serve as a director. If any of them become unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee named by the Board.

     The directors standing for election are:

CLASS I

     Bernard W. Aronson, 53, has served as a Director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior thereto, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Since January 1998, Mr. Aronson has served as a director of Liz Claiborne, Inc. Mr. Aronson serves on the Company's Audit, Compensation and Stock Option Committees.

     John D. Chandris, 49, has served as a Director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris also served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd's Register. Mr. Chandris serves on the Company's Environmental Committee.

     Richard D. Fain, 52, has served as a Director since 1981. Mr. Fain has served as Chairman and Chief Executive Officer of the Company since April 1988. Mr. Fain is vice chairman of the International Council of Cruise Lines, an industry trade organization, and served as its chairman from 1992 to 1994. Mr. Fain is a director of Assuranceforeningen GARD, a mutual shipowners' insurance organization. Mr. Fain has been involved in the shipping industry for over 20 years. Mr. Fain has served as a director of SEMX Corporation, a manufacturer of electronics packaging materials, since November 1991. Mr. Fain serves on the Company's Stock Option Committee.

     Kaspar K. Kielland, 70, has served as a Director since July 1993. Until May 1996, Mr. Kielland served as Chairman of Kvaerner A/S, a company of diversified shipping, shipbuilding and energy businesses. From 1980 through 1988, Mr. Kielland served as President and Chief Executive Officer of Elkem A/S, a company engaged in aluminum and ferro-alloys. Since 1991, Mr. Kielland has served as a Director of Anders Wilhelmsen & Co. AS. In 1985, Mr. Kielland was awarded the Knight 1st Class of the Royal Norwegian Order of St. Olav.

     The election of each of the nominees to the Board of Directors requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

                         DIRECTORS CONTINUING IN OFFICE

CLASS II

     The following Class II directors are serving for a term ending in 2001:

     Tor Arneberg, 71, has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team. Mr. Arneberg is Chairman of the Company's Audit, Compensation and Stock Option Committees.

     Jannik Lindbaek, 61, has served as a Director since May 1999. From 1994 until 1999, Mr. Lindbaek served as Executive Vice President of International Finance Corp., Washington D.C. International Finance Corp. is the private sector arm of the World Bank Group and makes equity investments and loans to private sector projects in developing countries. From 1986 until 1994, Mr. Lindbaek served as President and Chief Executive Officer of Nordic Investment Bank, Helsinki, Finland, a multilateral financial institution owned by the five Nordic countries. From 1976 through 1985, Mr. Lindbaek served as President and Chief Executive Officer of Storebrand Insurance Co., Oslo, Norway, the largest insurance group in Norway. Mr. Lindbaek is a director of Vital Life Insurance Co., Anders Wilhelmsen & Co AS and Chairman of the Board (non-executive) of Den norske Bank. Mr. Lindbaek also serves on the International Advisory Boards of The Chubb Corporation and the East African Development Bank and is Chairman of the Bergen Festival of Music and Drama, Bergen, Norway. Mr. Lindbaek serves on the Company's Audit Committee.

     Thomas J. Pritzker, 49, has served as a Director since February 1999. Mr. Pritzker is President of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman of Hyatt Hotels and Resorts, Chairman of Hyatt International and President of Hyatt Corporation. Mr. Pritzker is also a founder and Chairman of First Health Corporation, a publicly traded company engaged in the managed care industry, and a Founder and a Director of Triton Container Holding, Ltd., a major lessor of dry van containers. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art.

     Edwin W. Stephan, 68, has served as a Director since January 1996. From the inception of Royal Caribbean Cruise Line in 1968 through 1995, Mr. Stephan served as President or General Manager of the Company. Mr. Stephan has been involved in the cruise industry for over 30 years.

CLASS III

     The following Class III directors are serving for a term ending in 2002:

     Laura Laviada, 49, has served as a Director since July 1997. Ms. Laviada is the President and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publishing company based in Mexico and a Grupo Televisa subsidiary. A former magazine editor, Ms. Laviada began her career in 1979 when she founded Tu magazine. In 1988, she created Eres and two years later created Somos. In 1995, when Editorial Eres merged with Editorial Televisa, Ms. Laviada was named President and Chief Executive Officer of the company.

     Eyal Ofer, 49, has served as a Director since May 1995. Mr. Ofer has served as the Chief Executive Officer of Carlyle M.G. Limited since May 1991. Mr. Ofer serves on the Company's Environmental Committee.

     William K. Reilly, 60, has served as a Director since January 1998. Mr. Reilly is the chief executive officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University's Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, World Wildlife Fund, the Packard Foundation, Yale University Corporation and the Presidio Trust. He also serves as a director of Dupont, Conoco and Evergreen Holdings. Mr. Reilly is Chairman of the Company's Environmental Committee.

     Arne Wilhelmsen, 70, has served as a Director since 1968. Mr. Wilhelmsen, one of the founders of Royal Caribbean Cruise Line, is a principal and Chairman of the Board of Anders Wilhelmsen & Co. AS and other holding companies in the Anders Wilhelmsen & Co. Group. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

               PROPOSAL 2: AMENDMENT TO ARTICLES OF INCORPORATION

     On February 8, 2000, the United States Treasury Department issued proposed Treasury Regulations to Section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), relating to income derived by foreign corporations from the international operation of a ship or ships (which includes certain cruise ship income). The proposed regulations are subject to public comment and further revision by the United States Treasury Department prior to being finalized.
Section 883 of the Code provides, in general, that a foreign corporation organized in a qualified foreign country and engaged in the international operation of ships will exclude such income from gross income for purposes of federal income taxation provided that the corporation can satisfy one of several ownership requirements including, among others, that its stock be publicly traded. This publicly traded requirement is the relevant requirement for the Company's tax status. Under the proposed regulations, a corporation's stock that is otherwise publicly traded will fail to satisfy this requirement if it is closely held, i.e., if at any time during a taxable year 50% or more of its stock is owned by persons who each own 5% or more of the corporation's stock.

     The Company's United States tax counsel expects the Company to meet the ownership requirements of Section 883 of the Code in 2001 and beyond because (a) the proposed regulations may be modified prior to finalization and/or (b) the Company and its two largest shareholders, A. Wilhelmsen AS and Cruise Associates (the "Principal Shareholders"), may take steps to reduce the aggregate shareholdings of the Principal Shareholders to below 50%. In the event that all of the Company's convertible preferred stock, which is being redeemed on April 14, 2000, is converted to common stock, the combined shareholdings of the Principal Shareholders will be reduced below 50% without the need for any further action. However, in the event that final regulations are issued substantially as currently proposed and, contrary to tax counsel's expectations, they are effective for the year 2000, the Company's U.S. source income for the year 2000 would be subject to U.S. income tax.

     If another shareholder was to own 5% or more of the Company's common stock, the Company's qualification as a publicly traded corporation could be jeopardized in 2001 and beyond even if the ownership of the Principal Shareholders was reduced to below 50%. By failing to qualify as a publicly traded corporation, the

Company would be subject to U.S. income tax on its U.S. source income. In such event, the Company's net income would be negatively impacted.

     As a result, the Board of Directors has approved an amendment to the Articles of Incorporation that is designed to significantly increase the likelihood that, after a reduction in the percentage of ownership by the Principal Shareholders, the Company will continue to qualify as a publicly traded corporation under the proposed regulations. The proposed amendment provides that no one person or group of related persons may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% of the Company's common stock, whether measured by vote, value or number (the "Ownership Limit"), other than the Existing Holders (defined to be the Principal Shareholders and their permitted transferees). In addition, the proposed amendment generally restricts the transfer of any shares of the Company's common stock if such transfer would leave the Company subject to U.S. income tax on its U.S. source income. In general, the attribution rules attribute stock (i) among members of the same family, (ii) to shareholders owning 50% or more of a corporation from that corporation, (iii) among corporations which are members of the same controlled group, (iv) among grantors, beneficiaries and fiduciaries of trusts, and (v) to partners of a partnership from that partnership. The Ownership Limit will not apply to the Existing Holders. The Existing Holders will be permitted to transfer their shares of the Company's common stock without complying with the Ownership Limit so long as the transfer does not cause the Company to be subject to U.S. income tax on its U.S. source income.

     Under Liberian law, the transfer restrictions contained in the proposed amendment would only apply to those shares of common stock that vote in favor of the amendment and to any shares of common stock issued after the date on which the proposed amendment is effective. Accordingly, it is possible that even with the proposed amendment, one or more of the existing shareholders of the Company could own more than 4.9% of the value of the Company's common stock.

     The proposed amendment provides that the Board of Directors may waive the Ownership Limit or transfer restrictions (in any specific instance) if evidence satisfactory to the Board of Directors and tax counsel to the Company is presented that such ownership will not jeopardize or worsen the Company's status as exempt from United States income taxation on gross income from the international operation of a ship or ships, within the meaning of Section 883 of the Code. The Board of Directors may also terminate the Ownership Limit and transfer restrictions generally at any time for any reason.

     Under the proposed amendment, if a purported transfer or other event results in the ownership of common stock by any shareholder in violation of the Ownership Limit (or if a purported transfer causes the Company to be subject to U.S. income tax on its U.S. source income), such shares of common stock in excess of the Ownership Limit or which would cause the Company to be subject to U.S. income tax on its U.S. source income will automatically be designated as "Excess Shares" to the extent necessary to ensure that the purported transfer or other event does not result in ownership of common stock in violation of the Ownership Limit (or causes the Company to become subject to U.S. income tax on its U.S. source income) and any proposed transfer that would result in such an event would be void. Any purported transferee or other purported holder of Excess Shares will be required to give written notice to the Company of a purported transfer or other event that would result in Excess Shares. The purported transferee or holders of such Excess Shares shall have no rights in such Excess Shares, other than a right to the payments described below.

     Excess Shares will continue to be issued and outstanding shares of common stock of the Company. While outstanding, Excess Shares will be transferred to a trust. The trustee of such trust will be appointed by the Company and will be independent of the Company and the purported holder of the Excess Shares. The beneficiary of such trust will be one or more charitable organizations selected by the trustee. The trustee will be entitled to vote the Excess Shares on behalf of the beneficiary. If, after the purported transfer or other event resulting in Excess Shares and prior to the discovery by the Company of such transfer or other event, dividends or distributions are paid with respect to such Excess Shares, such dividends or distributions will be repaid to the trustee upon demand for payment to the charitable beneficiary. All dividends received or other income declared by the trust will be paid to the charitable beneficiary. Upon liquidation, dissolution or winding up of the Company, the purported transferee or other purported holder will receive a payment that reflects a price per share for such Excess Shares generally equal to the lesser of (i) the amount per share of any distribution made upon liquidation, dissolution or winding up, or (ii) the price per share such purported transferee or holder paid in the purported transfer that resulted in the Excess Shares (or, if the purported transferee or holder did not give value for such Excess Shares (through a gift, devise or other event) a price per share equal to the market price on the date of the purported transfer or other event that resulted in the Excess Shares).

     At the direction of the Board of the Directors, the trustee will transfer the Excess Shares held in trust to a person or persons (including the Company) whose ownership of such Excess Shares will not violate the Ownership Limit or otherwise cause the Company to become subject to U.S. income tax on its U.S. source income within 180 days after the later of the transfer or other event that resulted in such Excess Shares or the Company becomes aware of such transfer or event. If such a transfer is made, the interest of the charitable beneficiary will terminate, the designation of such shares as Excess Shares will cease and the purported holder of the Excess Shares will receive the payment described below. The purported transferee or holder of the Excess Shares will receive a payment that reflects a price per share for such Excess Shares equal to the lesser of (i) the price per share received by the trustee and (ii) the price per share such purported transferee or holder paid in the purported transfer that resulted in the Excess Shares (or, if the purported transferee or holder did not give value for such Excess Shares (through a gift, devise or other event) a price per share equal to the market price on the date of the purported transfer or other event that resulted in the Excess Shares). A purported transferee or holder of the Excess Shares will not be permitted to receive an amount that reflects any appreciation in the Excess Shares during the period that such Excess Shares were outstanding. Any amount received in excess of the amount permitted to be received by the purported transferee or holder of the Excess Shares must be turned over to the charitable beneficiary of the trust.

     If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring or holding such Excess Shares and to hold such Excess Shares on behalf of the Company.

     The Company will have the right to purchase any Excess Shares held by the trust for a period of 90 days from the later of (i) the date the transfer or other event resulting in Excess Shares has occurred and (ii) the date the Board of Directors determines in good faith that a transfer or other event resulting in Excess Shares has occurred. The price per Excess Share to be paid by the Company will be equal to the lesser of (i) the price per share paid in the transaction that created such Excess Shares (or, in the case of certain other events, the market price per share for the Excess Shares on the date of such event), or (ii) the lowest market price for the Excess Shares at any time after their designation as Excess Shares and prior to the date the Company accepts such offer.

     Shareholders should be aware that the Ownership Limit contained in the proposed amendment, if adopted, could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction in which the Company's shareholders might receive a premium for their shares of common stock over the then-prevailing market price or which such holders might believe to be otherwise in their best interests. To the extent that the proposed regulations are either not adopted or are adopted in a form which, in the opinion of the Board of Directors, does not require the proposed amendment to ensure that the Company will maintain its income tax exemption for its shipping income, the Board of Directors may determine, in its sole discretion, to terminate the Ownership Limit and the transfer restrictions in the amendment.

     Under the current Articles of Incorporation of the Company, the affirmative vote of the holders of two-thirds of the outstanding shares of the Company's common stock entitled to notice of, and to vote at, the meeting is required to adopt the proposed amendment.

     The full text of the amendment is attached to this Proxy Statement as APPENDIX A and readers are urged to refer to it for a complete description of the proposed amendment to the Articles of Incorporation.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION.

               PROPOSAL 3: APPROVAL OF THE 2000 STOCK OPTION PLAN

     On September 2, 1999, the Board of Directors adopted the 2000 Stock Option Plan (the "2000 Plan"), subject to approval by the shareholders of the Company. The 2000 Plan will replace the Company's 1990 Employee Stock Option Plan, which has expired by its terms. The Plan is intended to provide directors, officers and other key employees of the Company and its subsidiaries with incentives by awarding them options to purchase shares of the Company's common stock. The Plan is intended to constitute one element of the Company's incentive program for directors, officers and other key employees.

     The Stock Option Committee of the Board of Directors (the "Committee") has the authority to grant options under the Plan from time to time to those directors, officers and key employees designated by the Committee. Subject to adjustments in the event of stock splits, share combinations or similar occurrences, a maximum of 8,000,000 shares of common stock shall be available for grant of options under the Plan at an option price per share fixed by the Committee, but not less than the fair market value of the common stock on the date of the option grant. The options are subject to a vesting schedule. The vesting schedule is subject to immediate acceleration in the event of an option holder's death or disability while an employee or otherwise at the discretion of the Committee.

     The approval of the 2000 Stock Option Plan requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE 2000 PLAN.

   PROPOSAL 4: APPROVAL OF AMENDMENT TO THE 1995 INCENTIVE STOCK OPTION PLAN

     The Company's 1995 Incentive Stock Option Plan (the "ISO Plan") grants authority to the Stock Option Committee of the Board of Directors (the "Committee") to grant up to 2,700,000 options to purchase the Company's common stock to officers and other key employees designated by the Committee. As of March 10, 2000, there were 4,410 options available for grant by the Committee. Under the ISO Plan, options are granted at an option price per share fixed by the Committee, but not less than the fair market value of the common stock on the date of grant. The options are subject to a vesting schedule. The vesting schedule is subject to immediate acceleration in the event of an option holder's death or disability while an employee or otherwise at the discretion of the Committee. The ISO Plan is intended to qualify as an "Incentive Stock Option Plan" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

     Subject to approval by the shareholders of the Company, the Board of Directors has approved an amendment to the ISO Plan which increases the number of shares of common stock available for grant of options under the ISO Plan by 1,000,000 shares.

     The approval of the amendment to the ISO Plan requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE ISO PLAN.

                                 OTHER MATTERS

     The Board of Directors has no knowledge of any other matters which may come before the Annual Meeting. If any other matters shall properly come before the meeting, the persons designated as proxies will have discretionary authority to vote the shares thereby represented in accordance with their best judgment.

                           PROPOSALS OF SHAREHOLDERS

     Proposals of shareholders intended to be presented at the Company's next annual meeting of shareholders must be received by the Secretary of the Company no later than January 18, 2001 at the Company's executive offices: 1050 Caribbean Way, Miami, Florida 33132

                                            Michael J. Smith,
                                            Secretary

Dated: April 5, 2000

                                   APPENDIX A

        TEXT OF THE PROPOSED AMENDMENT TO THE ARTICLES OF INCORPORATION

     The following Articles Tenth and Eleventh shall be added to the Articles of Incorporation to read as follows:

     "TENTH RESTRICTIONS ON TRANSFER

          (a) Definitions. For purposes of this Article TENTH and Article ELEVENTH the following terms shall have the following meanings:

             "Amendment Date" shall mean the date that Articles TENTH and ELEVENTH are adopted in an Articles of Amendment that is properly filed.

             "Beneficial Ownership" shall mean ownership of Shares by a Person who would be treated as the owner of such Shares directly, indirectly or constructively, as determined for purposes of Section 883(c)(3) of the Code and the regulations promulgated thereunder, and shall include any Shares Beneficially Owned by any other Person who is a "related person" with respect to such Person through the application of Section 267(b) of the Code, as modified in any way for the purposes of Section 883(c)(3) of the Code and the regulations promulgated thereunder. The terms "Beneficial Owner", "Beneficially Owns" and "Beneficially Owned" shall have correlative meanings.

             "Charitable Beneficiary" shall mean the organization or organizations described in Section 170(c)(2) and 501(c)(3) of the Code selected by the Excess Share Trustee.

             "Code" shall mean the United States Internal Revenue Code of 1986, as amended from time to time.

             "Excess Shares" shall mean Shares resulting from an event described in Article TENTH (c) hereof.

             "Excess Share Trust" shall mean the trust created pursuant to Article ELEVENTH hereof.

             "Excess Share Trustee" shall mean a Person, who shall be unaffiliated with the Corporation, any Purported Beneficial Transferee and any Purported Record Transferee, appointed by the Board of Directors as the trustee of the Excess Share Trust.

             "Existing Holders" shall mean (i) A. Wilhelmsen AS, (ii) Cruise Associates, and (iii) any Permitted Transferee.

             "Market Price" of any class of Shares on any date shall mean the average of the daily closing prices for any such class of Shares for the five (5) consecutive trading days ending on such date, or if such date is not a trading date, the five consecutive trading days preceding such date. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to any class of Shares listed or admitted to trading on the New York Stock Exchange, or if such class of Shares are not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such class of Shares are listed or admitted to trading, or if such class of Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or if such class of Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such class of Shares selected by the Board of Directors.

             "Ownership Limit" shall mean, in the case of a Person other than an Existing Holder, Beneficial Ownership of more than four and nine-tenths percent (4.9%), by value, vote or number, of any class of Shares. The Ownership Limit shall not apply to any Existing Holder or to any class of Shares exempted in accordance with the provisions of Article TENTH
        (i).

             "Permitted Transfer" shall mean a Transfer by an Existing Holder to any Person which does not result in the Corporation losing its exemption from taxation on gross income derived from the international operation of a ship or ships within the meaning of Section 883 of the Code. Any such transferee is herein referred to as a "Permitted Transferee."

             "Person" shall mean a person as defined by Section 7701(a) of the Code.

             "Purported Beneficial Holder" shall mean, with respect to any event (other than a purported Transfer, but including holding Shares in excess of the Ownership Limitation on the Amendment Date) which results in Excess Shares, the Person for whom the Purported Record Holder held Shares that, pursuant to Article TENTH (c) hereof, became Excess Shares upon the occurrence of such event.

             "Purported Beneficial Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, the purported beneficial transferee for whom the Purported Record Transferee would have acquired Shares if such Transfer had been valid under Article TENTH
        (b) hereof.

             "Purported Record Holder" shall mean, with respect to any event (other than a purported Transfer, but including holding Shares in excess of the Ownership Limitation on the Amendment Date) which results in Excess Shares, the record holder of the Shares that, pursuant to Article TENTH (c) hereof, became Excess Shares upon the occurrence of such event.

             "Purported Record Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, the record holder of the Shares if such Transfer had been valid under Article TENTH (b) hereof.

             "Restriction Termination Date" shall mean such date as may be determined by the Board of Directors in its sole discretion (and for any reason) as the date on which the ownership and transfer restrictions set forth in Articles TENTH and ELEVENTH should cease to apply.

             "Shares" shall mean shares of the Corporation of any class or classes traded on an established securities market as may be authorized and issued from time to time pursuant to Article FIFTH.

             "Transfer" shall mean any sale, transfer, gift, hypothecation, pledge, assignment, devise or other disposition of Shares (including (i) the granting of any option or interest similar to an option (including an option to acquire an option or any series of such options) or entering into any agreement for the sale, transfer or other disposition of Shares or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Shares), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. For purposes of this definition, whether securities or rights are convertible or exchangeable for Shares shall be determined in accordance with Sections 267(b) and 883 of the Code.

          (b) Restrictions of Transfers and Other Events.

             Except as provided in Article TENTH (i) hereof, from the Amendment Date until the Restriction Termination Date: (1) no Person (other than an Existing Holder) shall Beneficially Own Shares in excess of the Ownership Limit; (2) any Transfer that, if effective, would result in any Person (other than an Existing Holder) Beneficially Owning Shares in excess of the Ownership Limit shall be void ab initio as to the Transfer of that number of Shares which would be otherwise Beneficially Owned by such Person in excess of the Ownership Limit and the intended transferee shall acquire no rights in such Shares in excess of the Ownership Limit; and (3) any Transfer of Shares that, if effective, would result in the Corporation being "closely held" within the meaning of Section 883 of the Code and the regulations promulgated thereunder shall be void ab initio as to the Transfer of that number of Shares which would cause the Corporation to be "closely held" within the meaning of Section 883 of the Code and the regulations promulgated thereunder and the intended transferee shall acquire no rights in such Shares.

          (c) Excess Shares.

             (1) If, notwithstanding the other provisions contained in these Articles, at any time from the Amendment Date until the Restriction Termination Date, there is a purported Transfer or other event such that any Person (other than an Existing Holder) would Beneficially Own Shares in excess of the Ownership Limit, then, except as otherwise provided in Article TENTH (i) hereof, such Shares which would be in excess of the Ownership Limit (rounded up to the nearest whole share), shall automatically be designated as Excess Shares (without reclassification), as further described in Article TENTH (c) (2) hereof. The designation of such Shares as Excess Shares shall be effective as of the close of business on the business day prior to the date of the Transfer or other event. If, after designation of such Shares owned directly by a Person as Excess Shares, such Person still owns Shares in excess of the applicable Ownership Limit, Shares Beneficially Owned by such Person constructively in excess of the Ownership Limit shall be designated as Excess Shares until such Person does not own Shares in excess of the applicable Ownership Limit. Where such Person owns Shares constructively through one or more Persons and the Shares held by such other Persons must be designated as Excess Shares, the designation of Shares held by such other Persons as Excess Shares shall be pro rata.

             (2) If, notwithstanding the other provisions contained in these Articles, at any time from the Amendment Date until the Restriction Termination Date, there is a purported Transfer which, if effective, would cause the Corporation to become "closely held" within the meaning of Section 883 of the Code and regulations promulgated thereunder, then, except as otherwise provided in Article TENTH (i) hereof, the Shares being Transferred and which would cause, when taken together with all other Shares, the Corporation to be "closely held" within the meaning of
        Section 883 of the Code and the regulations promulgated thereunder (rounded up to the nearest whole share) shall automatically be designated as Excess Shares (without reclassification). The designation of such Shares as Excess Shares shall be effective as of the close of business on the business day prior to the date of the Transfer.

          (d) Remedies for Breach.

             If the Board of Directors or their designees shall at any time determine in good faith that a purported Transfer or other event has taken place in violation of Article TENTH (b) hereof or that a Person intends to acquire or has attempted to acquire Beneficial Ownership of any Shares in violation of Article TENTH (b) hereof, the Board of Directors or their designees may take such action as they deem advisable to refuse to give effect to or to prevent such Transfer or other event, including, but not limited to, refusing to give effect to such Transfer or other event on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event or transaction; provided, however, that any Transfers or attempted Transfers (or, in the case of events other than a Transfer, Beneficial Ownership) in violation of Article TENTH (b) hereof shall be void ab initio and automatically result in the designation and treatment described in Article TENTH (c) hereof, irrespective of any action (or non-action) by the Board of Directors or their designees.

          (e) Notice of Restricted Transfer.

             Any Person who acquires or attempts to acquire Shares in violation of Article TENTH (b) hereof, or any Person who is a purported transferee such that Excess Shares result under Article TENTH (c) hereof, shall immediately give written notice to the Corporation of such Transfer, attempted Transfer or other event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or attempted Transfer or other event on the Corporation's status as qualifying for exemption from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the Code.

          (f) Exclusion.

             The restrictions set forth in Article TENTH (b) shall not apply to any Shares with respect to which such restrictions are prohibited pursuant to applicable provisions of the corporation laws of the Corporation's jurisdiction of incorporation.

          (g) Remedies Not Limited.

             Subject to Article TENTH (1) hereof, nothing contained in these Articles shall limit the authority of the Board of Directors to take such other action as they deem necessary or advisable to protect the interests of the Corporation's shareholders by preservation of the Corporation's status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the Code and to ensure compliance with the Ownership Limit.

          (h) Ambiguity.

             In the case of an ambiguity in the application of any of the provisions of these Articles, including any definition contained in Article TENTH (a) hereof, the Board of Directors shall have the power to determine the application of the provisions of these Articles with respect to any situation based on the facts known to them.

          (i) Exception.

             The Board of Directors upon receipt of a ruling from the Internal Revenue Service or an opinion of tax counsel, satisfactory to them in their sole and absolute discretion, in each case to the effect that the Corporation's status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the Code will not be jeopardized or worsened, may exempt a Person (or may generally exempt any class of Persons) or any class of Shares from the Ownership Limit if the Board of Directors, in its sole discretion, ascertains that such Person's (or Persons') Beneficial Ownership of Shares or the Beneficial Ownership of such class of Shares will not jeopardize or worsen the Corporation's status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the Code. The Board of Directors may require representations and undertakings from such Person or Persons as are necessary to make such determination.

          (j) Legend.

             After the Amendment Date, and prior to the Restriction Termination Date, each certificate for the Shares shall bear the following legend:

                The Shares represented by this certificate are subject to restrictions on transfer. Unless excepted by the Board of Directors or exempted by the terms of the Articles of Incorporation of Royal Caribbean Cruises Ltd., no Person may (1) Beneficially Own Shares in excess of 4.9% of the outstanding Shares, by value, vote or number, determined as provided in the Articles of Incorporation of Royal Caribbean Cruises Ltd., and computed with regard to all outstanding Shares and, to the extent provided by the Code, all Shares issuable under existing options and exchange rights that have not been exercised; or (2) Transfer Shares which would result in the Corporation being "closely held". Unless so excepted, any acquisition of Shares and continued holding of ownership constitutes a continuous representation of compliance with the above limitations, and any Person who attempts to Beneficially Own Shares in excess of the above limitations has an affirmative obligation to notify the Corporation immediately upon such attempt. If the restrictions on transfer are violated, the transfer will be void ab initio and the Shares represented hereby will be designated and treated as Excess Shares that will be held in trust. Excess Shares may not be transferred at a profit and may be purchased by the Corporation. In addition, certain Beneficial Owners must give written notice as to certain information on demand and on exceeding certain ownership levels. All terms not defined in this legend have the meanings provided in the Articles of Incorporation of Royal Caribbean Cruises Ltd. The Corporation will mail without charge to any requesting shareholder a copy of the Articles of Incorporation, including the express terms of each class and series of the authorized Shares of the Corporation, within five
           (5) days after receipt by the Secretary of the Corporation of a written request therefor.

          (k) Severability.

             If any provision of Articles TENTH or ELEVENTH or any application of any such provision is determined to be invalid by any Liberian court or United States federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected, and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

          (l) New York Stock Exchange and Oslo Stock Exchange Transactions.

             Nothing in these Articles shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or the Oslo Stock Exchange. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of these Articles and any transferee in such a transaction shall be subject to all the provisions and limitations set forth in these Articles.

     ELEVENTH EXCESS SHARES

     (a) Ownership in Trust.

          Upon any purported Transfer or other event that results in Excess Shares pursuant to Article TENTH (c) hereof, such Excess Shares shall be deemed to have been transferred to the Excess Share Trustee, as trustee of the Excess Share Trust, for the benefit of the Charitable Beneficiary effective as of the close of business on the business day prior to the date of the Transfer or other event. Excess Shares so held in trust shall be issued and outstanding shares of the Corporation. The Purported Record Transferee or Purported Record Holder shall have no rights in such Excess Shares. The Purported Beneficial Transferee or Purported Beneficial Holder shall have no rights in such Excess Shares except as provided in Article ELEVENTH (c) or (e). The Excess Share Trustee may resign at any time so long as the Corporation shall have appointed a successor trustee. The Excess Share Trustee shall, from time to time, designate one or more charitable organization or organizations as the Charitable Beneficiary.

     (b) Dividend Rights.

          Excess Shares shall be entitled to the same dividends determined as if the designation of Excess Shares had not occurred. Any dividend or distribution paid prior to the discovery by the Corporation that the Shares have been designated as Excess Shares shall be repaid to the Excess Share Trust upon demand. Any dividend or distribution declared but unpaid shall be paid to the Excess Share Trust. All dividends received or other income earned by the Excess Share Trust shall be paid over to the Charitable Beneficiary.

     (c) Rights Upon Liquidation.

          Upon liquidation, dissolution or winding up of the Corporation, the Purported Beneficial Transferee or Purported Beneficial Holder shall receive, for each Excess Share, the lesser of (1) the amount per share of any distribution made upon liquidation, dissolution or winding up or (2)
     (x) in the case of Excess Shares resulting from a purported Transfer, the price per share of the Shares in the transaction that created such Excess Shares (or, in the case of the devise, gift or other similar event, the Market Price of such Shares on the date of such devise, gift or other similar event) or (y) in the case of Excess Shares resulting from an event other than a purported Transfer, the Market Price of the Shares on the date of such event. Any amounts received in excess of such amount shall be paid to the Charitable Beneficiary.

     (d) Voting Rights.

          The Excess Share Trustee shall be entitled to vote the Excess Shares on behalf of the Charitable Beneficiary on any matter. Subject to Liberian law, any vote cast by a Purported Record Transferee with respect to the Excess Shares prior to the discovery by the Corporation that the Excess Shares were held in trust will be rescinded ab initio; provided, however, that if the Corporation has already taken irreversible action with respect to a merger, reorganization, sale of all or substantially all the assets, dissolution of the Corporation or other action by the Corporation, then the vote cast by the Purported Record Transferee shall not be rescinded. The purported owner of the Excess Shares will be deemed to have given an irrevocable proxy to the Excess Share Trustee to vote the Excess Shares for the benefit of the Charitable Beneficiary.

          Notwithstanding the provisions of these Articles, until the Corporation has received notification that Excess Shares have been transferred into an Excess Share Trust, the Corporation shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

     (e) Restrictions on Transfer; Designation of Excess Share Trust
Beneficiary.

          Excess Shares shall be transferable only as provided in this Article ELEVENTH (e). At the direction of the Board of Directors, the Excess Share Trustee shall transfer the Excess Shares held in the Excess Share Trust to a Person or Persons (including, without limitation, the Corporation under Article ELEVENTH (f) below) whose ownership of such Shares shall not violate the Ownership Limit or otherwise cause the Corporation to become "closely held" within the meaning of Section 883 of the Code within 180 days after the later of (i) the date of the Transfer or other event which resulted in Excess Shares and (ii) the date the Board of Directors determines in good faith that a Transfer or other event resulting in Excess Shares has occurred, if the Corporation does not receive a notice of such Transfer or other event pursuant to Article TENTH (e) hereof. If such a transfer is made, the interest of the Charitable Beneficiary shall terminate, the designation of such Shares as Excess Shares shall thereupon cease and a payment shall be made to the Purported Beneficial Transferee, Purported Beneficial Holder and/or the Charitable Trustee as described below. If the Excess Shares resulted from a purported Transfer, the Purported Beneficial Transferee shall receive a payment from the Excess Share Trustee that reflects a price per share for such Excess Shares equal to the lesser of
     (A) the price per share received by the Excess Share Trustee and (B) (x) the price per share such Purported Beneficial Transferee paid for the Shares in the purported Transfer that resulted in the Excess Shares, or (y) if the Purported Beneficial Transferee did not give value for such Excess Shares (through a gift, devise or other similar event) a price per share equal to the Market Price of the Shares on the date of the purported Transfer that resulted in the Excess Shares. If the Excess Shares resulted from an event other than a purported Transfer, the Purported Beneficial Holder shall receive a payment from the Excess Share Trustee that reflects a price per share of Excess Shares equal to the lesser of (A) the price per share received by the Excess Share Trustee and (B) the Market Price of the Shares on the date of the event that resulted in Excess Shares. Prior to any transfer of any interest in the Excess Share Trust, the Corporation must have waived in writing its purchase rights, if any, under Article ELEVENTH (f) hereof. Any funds received by the Excess Share Trustee in excess of the funds payable to the Purported Beneficial Holder or the Purported Beneficial Transferee shall be paid to the Charitable Beneficiary. The Corporation shall pay the costs and expenses of the Excess Share Trustee.

          Notwithstanding the foregoing, if the provisions of this Article ELEVENTH (e) are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Purported Beneficial Transferee or Purported Beneficial Holder of any shares of Excess Shares may be deemed, at the option of the Corporation, to have acted as an agent on behalf of the Corporation in acquiring or holding such Excess Shares and to hold such Excess Shares on behalf of the Corporation.

     (f) Purchase Right in Excess Shares.

          Excess Shares shall be deemed to have been offered for sale by the Excess Share Trustee to the Corporation, or its designee, at a price per Excess Share equal to (i) in the case of Excess Shares resulting from a purported Transfer, the lesser of (A) the price per share of the Shares in the transaction that created such Excess Shares (or, in the case of devise, gift or other similar event, the Market Price of the Shares on the date of such devise, gift or other similar event), or (B) the lowest Market Price of the class of Shares which resulted in the Excess Shares at any time after the date such Shares were designated as Excess Shares and prior to the date the Corporation, or its designee, accepts such offer or (ii) in the case of Excess Shares resulting from an event other than a purported Transfer, the lesser of (A) the Market Price of the Shares on the date of such event or (B) the lowest Market Price for Shares which resulted in the Excess Shares at any time from the date of the event resulting in such Excess Shares and prior to the date the Corporation, or its designee, accepts such offer. The Corporation shall have the right to accept such offer for a period of ninety (90) days after the later of (i) the date of the Transfer or other event which resulted in such Excess Shares and (ii) the date the Board of Directors determines in good faith that a Transfer or other event resulting in Excess Shares has occurred, if the Corporation does not receive a notice of such Transfer or other event pursuant to Article TENTH (e) hereof.

     (g) Underwritten Offerings.

          The Ownership Limit shall not apply to the acquisition of Shares or rights, options or warrants for, or securities convertible into, Shares by an underwriter in a public offering or placement agent in a private offering, provided that the underwriter makes a timely distribution of such Shares or rights, options or warrants for, or securities convertible into, Shares.

     (h) Enforcement.

          The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of these Articles.

     (i) Non-Waiver.

          No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

     (j) No Trust Business.

          Notwithstanding anything to contrary included in these Articles, the creation and continued existence of the Excess Share Trust may not be regarded as constituting the exercise by the Excess Share Trustee of trust business in Liberia in violation of the trust laws of Liberia."

                                                                  DOCUMENT NO. 2

                          ROYAL CARIBBEAN CRUISES LTD.
                   PROXY SOLICITED BY THE BOARD OF DIRECTORS
                     FOR THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 18, 2000


     The undersigned hereby appoints Richard D. Fain and Richard J. Glasier, and each of them, as the undersigned's attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the annual meeting of shareholders of Royal Caribbean Cruises Ltd. to be held at the Hyatt Regency, Miami, Florida on Thursday, May 18, 2000 at 9:00 A.M., local time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the proposals set forth on the reverse side and in accordance with their discretion on any other matters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice and Proxy Statement, dated April 5, 2000, and Annual Report to Shareholders for 1999.

Please mark your votes as indicated in this example [X]


THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE FOLLOWING
PROPOSALS:


1.   Election of Class I Directors

     For the election of Bernard W. Aronson, John D. Chandris, Richard D. Fain and Kaspar K. Kielland

     [ ] FOR all nominees listed (except as marked to the contrary)

     [ ] WITHHOLD AUTHORITY to vote for all nominees listed

     INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below.

     --------------------------------------------------------------------------

2.   Approval of an amendment to the Articles of Incorporation.
     [ ] FOR  [ ] AGAINST  [ ] ABSTAIN

3.   Approval of the 2000 Stock Option Plan.
     [ ] FOR  [ ] AGAINST  [ ] ABSTAIN

4.   Approval of an amendment to the 1995 Incentive Stock Option Plan.
     [ ] FOR  [ ] AGAINST  [ ] ABSTAIN


                              PLEASE FILL IN, DATE, SIGN AND RETURN THIS PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF RETURNED IN THE ACCOMPANYING ENVELOPE AND MAILED IN THE UNITED STATES.

                              DATED: ____________________________________, 2000

                              _________________________________________________
                              SIGNATURE

                              _________________________________________________
                              SIGNATURE

                              Please sign exactly as your name appears on this Proxy. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If a corporation, please sign the full corporate name by duly authorized officer. If a partnership, please sign the full partnership name by authorized person. If shares are held jointly, each shareholder named should sign.

                              PLEASE SIGN AND DATE HERE AND RETURN PROMPTLY


THE SHARES COVERED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS.